

October 11, 2011

Via E-Mail
Mr. David Menzel
Chief Financial Officer
Echo Global Logistics, Inc.
600 West Chicago Avenue, Suite 725
Chicago, Illinois 60654

> **Re: Echo Global Logistics, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 11, 2011**
> **File No. 001-34470**

Dear Mr. Menzel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Management's Discussion and Analysis
Liquidity and Capital Resources, page 33

1. In future filings, please expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader's understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

Notes to the Audited Financial Statements
Note 4. Acquisitions
RayTrans Distribution Services, Inc. Acquisition, page 47

2. We note your disclosure that the acquisition date fair value of the contingent consideration associated with this acquisition was $3,842,442 at the time of the acquisition on June 1, 2009. We also note that for the years ended December 31, 2009 and 2010 you recorded a reduction of $795,297 and $3,047,145, respectively, to the contingent consideration obligation to reflect the change in fair value, which was primarily the result of adjustments to RDS' forecasted financial performance. In light of the significant change in the contingent consideration obligation subsequent to the acquisition, please tell us why you believe that the amount of the contingent consideration recorded at the time of acquisition on June 1, 2009 and the amount remeasured at December 31, 2009 and December 31, 2010, represented the appropriate fair value of the obligation as of each of those dates. As part of your response, please explain to us how you determined the fair value of the obligation at June 1, 2009 and at December 31, 2009 and 2010. Include in your response, the nature of any changes in facts and circumstances that occurred between June 1, 2009 and December 31, 2009 and between December 31, 2009 and December 31, 2010 that resulted in such significant changes to this liability.

Freight Management Inc., page 49

3. We note that during 2010 you recorded an additional reduction of $1,375,574 to the contingent consideration obligation to reflect the change in fair value, which was primarily the result of adjustments to the forecasted financial performance of FMI. Please explain to us how you determined the fair value of the obligation at December 31, 2009 and at December 31, 2010. As part of your response, please explain to us the nature of any changes in facts and circumstances that occurred subsequent to December 31, 2009 that resulted in such a significant decrease in the obligation during 2010.

4. We note that during fiscal 2009 and 2010 you had several business acquisitions in which additional cash consideration may become payable upon achievement of certain performance measures. For each of these acquisitions in which a contingent consideration obligation has been recorded, please tell us, and revise future filings to disclose the nature and terms of the performance measures that must be achieved in order for the contingent consideration to become payable.

5. We note that during 2010 you had several business acquisitions that were individually immaterial. In light of the fact that these acquisitions appear to be material in the aggregate, we believe that the disclosures required by ASC 805-10-50-2, 805-20-50-1 and 805-30-50-1 should be provided in the notes to the financial statements for these acquisitions in the aggregate. Please revise future filings accordingly.

Note 5. Fair Value Measurement, page 51

6. We note from the table included at the bottom of page 51 and from the disclosures in Note 4 that changes in the fair value of contingent consideration obligations related to your recent acquisitions have had a material positive impact on your results of operations during both 2009 and 2010. Please revise MD&A in future filings to discuss the nature and timing of the changes in facts or circumstances that resulted in the significant changes in the fair values of your contingent consideration obligations during all periods presented in your financial statements and explain how the changes in these obligations impacted your results of operations for the periods presented in your financial statements.

Form 10-Q for the quarter ended June 30, 2011

Note 3. Acquisitions
DNA Freight Inc., page 9

7. We note your disclosure that during the second quarter the Company revised the estimate of the contingent consideration liability based upon additional information and as a result, reduced the original contingent consideration obligation and goodwill by $892,071. We also note your disclosure that during the six month period ended June 30, 2011 you recorded a decrease of $413,904 to the contingent consideration obligation recorded under the amended purchase agreement to reflect the change in fair value, which was primarily the result of adjustments to the forecasted financial performance of DNA. In light of the fact that you reassessed the fair value of the contingent consideration obligation during the second quarter 2011 resulting in a measurement period adjustment, please tell us why there is also a significant change in the fair value of this obligation during the same period which is recorded as an income statement adjustment. Also, please explain to us how the amendment to the terms of the DNA purchase agreement was considered in determining the appropriate accounting treatment for the adjustments to the contingent obligation liability that were recognized during the six months ended June 30, 2011.

Proxy Statement filed on Schedule 14A

8. We note from your disclosure on page 12 that in December 2010 you acquired a 13% ownership interest in Fooda, Inc., which you then sold for $325,000 cash during fiscal 2011. Please explain to us the nature of these transactions and tell us how you accounted for the sale of the ownership interest in 2011. Also, please explain to us the nature of any related parties involved in this transaction and tell us why you believe your accounting was appropriate given any related party involvement in the sale transaction.

Report on Form 8-K dated July 28, 2011

9. We note the presentation in the press release furnished in your report on Form 8-K dated July 28, 2011 of the non-GAAP measures "non-GAAP operating income", "non-GAAP net income" and "non-GAAP EPS". In addition to providing a reconciliation of these measures to most comparable GAAP measure, please revise future filings to explain why management believes that each of these measures provides useful information to investors regarding the Company's operating performance and to the extent material, explain how these measures are used by the Company's management.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief